                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K

(Mark One)
    /X/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended  December 31, 1995
                          --------------------------

                                       OR

    /  /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                   EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                 to
                                --------------    ------------------

Commission file number  33-56678
                       ---------------------------------------------

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

  APPLIED BIOSCIENCE INTERNATIONAL INC. U.S. RETIREMENT SAVINGS PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                     4350 North Fairfax Drive
                     Arlington, VA  22203

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Applied Bioscience International Inc.
U.S. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Applied Bioscience International Inc. U.S. Retirement Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and the schedules referred to below based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Applied Bioscience International Inc. U.S. Retirement Savings Plan as of December 31, 1995, and 1994 and the changes in its net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1995, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations, and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1995, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Washington, D.C.,
   June 21, 1996

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

                                     INDEX

                                                                                 Page
                                                                                 ----
Statements of Net Assets Available for Plan Benefits -
    As of December 31, 1995 and 1994                                             1

Statement of Changes in Net Assets Available for Plan Benefits -
    For the Year Ended December 31, 1995                                         2

Notes to Financial Statements -
    As of December 31, 1995 and 1994                                             3

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes -
    As of December 31, 1995                                                      9

Schedule II - Item 27b - Schedule of Loans or Fixed Income Obligations For the
    Year Ended December 31, 1995                                                 10

Schedule III - Item 27d - Schedule of Reportable Transactions -
    For the Year Ended December 31, 1995                                         25

Schedules Omitted Because There Were No Such Items For the Year Ended December
    31, 1995:

    Nonexempt Transactions
    Leases in Default or Classified as Uncollectible

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 1995 AND 1994

                                                               1995                1994
                                                          --------------      --------------
ASSETS:

  Investments, at market value-
      Mutual Funds                                        $   19,186,555      $            -
      Money Market Fund                                        2,076,034          14,144,078
      Stock                                                      564,935             997,241
      Participant loans                                          772,477             759,372
                                                          --------------      --------------
               Total investments                              22,600,001          15,900,691

  Cash                                                           134,502             173,459
  Accrued Income                                                   7,281              14,352
  Contributions receivable-
    Employer                                                     154,284             176,918
    Employee                                                     498,834             479,385
                                                          --------------      --------------

               Total assets                                   23,394,902          16,744,805
                                                          --------------      --------------

LIABILITIES:

  Accrued expenses                                                 8,000               7,000
  Refunds payable to participants                                  -                  28,538
                                                          --------------      --------------
               Total liabilities                                   8,000              35,538
                                                          --------------      --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $   23,386,902      $   16,709,267
                                                          ==============      ==============



        The accompanying notes are an integral part of these statements.

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                            PARTICIPANT DIRECTED
                        --------------------------------------------------------------
                                                    Fidelity    Phoenix
                                                     Advisor     Income
                            AIM       EuroPacific    Growth       and       The Bond
                        Constellation   Growth   Opportunities   Growth      Fund of
                           Fund          Fund         Fund        Fund       America
                        --------------------------------------------------------------
NET ASSETS AVAILABLE
 FOR PLAN
 BENEFITS, beginning
 of year                $    -      $2,297,003  $ 4,869,582  $ 4,317,007 $  2,905,074

ADDITIONS:
   Contributions-
         Employer          234,702     301,940      343,404      220,081      164,794
         Employee          607,474     783,405      879,670      565,016      405,618
   Transfers from
    outside plans           84,963     122,832      121,081       47,921       21,512
   Earnings from
    investments            137,733     134,738      153,414      144,538      154,428
   Interest from
    participant loans       11,355      12,046       14,612        5,412        5,610
Net realized and
 unrealized
 appreciation
 (depreciation)
 on investments            740,738     286,217      966,151      361,751      166,836
                        ----------  ----------  -----------  ----------- ------------
      Total
       Additions         1,816,965   1,641,178    2,478,332    1,344,719      918,798
                        ----------  ----------  -----------  ----------- ------------


DEDUCTIONS:
   Benefits paid to
    participants         (296,072)   (297,732)    (381,730)    (159,904)    (151,085)
   Administrative
    expenses              (11,163)    (10,371)     (13,427)      (9,488)      (7,287)
                        ----------  ----------  -----------  ----------- ------------
      Total
       deductions        (307,235)   (308,103)    (395,157)    (169,392)    (158,372)
                        ----------  ----------  -----------  ----------- ------------
INTERFUND TRANSFERS      2,641,142     662,965  (1,642,853)  (2,331,974)  (1,183,553)
                        ----------  ----------  -----------  ----------- ------------

NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
end of year             $4,150,872  $4,293,043  $ 5,309,904  $ 3,160,360 $  2,481,947
                        ==========  ==========  ===========  =========== ============

                                              PARTICIPANT DIRECTED
                         --------------------------------------------------------

                              EBDA       APBI
                             Money      Common
                             Market     Stock    Participant
                              Fund       Fund       Loans    Other       Total
                         --------------------------------------------------------
NET ASSETS AVAILABLE
 FOR PLAN
 BENEFITS, beginning
 of year                  $     -    $  926,112 $ 759,372 $ 635,117  $ 16,709,267

ADDITIONS:
   Contributions-
         Employer             75,340     46,918       -      29,927     1,417,106
         Employee            190,439    118,185       -      28,786     3,578,593
   Transfers from
    outside plans              6,618      3,576       -       2,095       410,598
   Earnings from
    investments               77,562      5,840       -     (1,622)       806,631
   Interest from
    participant loans          3,516        875       -       -            53,426
Net realized and
 unrealized
 appreciation
 (depreciation)
 on investments                 -       129,860       -    (10,076)     2,641,477
                          ---------- ---------- --------- ---------  ------------
      Total
       Additions             353,475    305,254       -      49,110     8,907,831
                          ---------- ---------- --------- ---------  ------------


DEDUCTIONS:
   Benefits paid to
    participants           (742,206)   (63,806)  (75,508)     -       (2,168,043)
   Administrative
    expenses                 (4,166)    (5,111)      -      (1,140)      (62,153)
                          ---------- ---------- --------- ---------  ------------
      Total
       deductions          (746,372)   (68,917)  (75,508)   (1,140)   (2,230,196)
                          ---------- ---------- --------- ---------  ------------
INTERFUND TRANSFERS        2,383,805  (585,608)    88,613  (32,537)        -
                          ---------- ---------- --------- ---------  ------------

NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
end of year               $1,990,908 $  576,841 $ 772,477 $ 650,550  $ 23,386,902
                          ========== ========== ========= =========  ============


        The accompanying notes are an integral part of this statement.

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1995 AND 1994

1.  DESCRIPTION OF THE PLAN AND SUMMARY
    OF SIGNIFICANT ACCOUNTING POLICIES:

DESCRIPTION OF THE PLAN

The following brief description of the Applied Bioscience International Inc. U.S. Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan is a qualified cash or deferred plan organized under section 401(k) of the Internal Revenue Code. The Plan covers all U.S. employees of Applied Bioscience International Inc. (the "Company" or "APBI") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS AND PARTICIPANT ACCOUNTS

Under the terms of the Plan, the participant can elect to contribute up to 15 percent of his or her compensation into the Plan. The Company will contribute an amount equal to 50 percent of the amount contributed by the participant to the Plan, provided however that the Company's contribution cannot exceed 3.0 percent of each participant's compensation, as defined, for the period. Compensation, as defined, will not exceed the limits imposed by the Internal Revenue Service ("IRS"). The Company, at its sole discretion, may make an additional contribution.

All employee and employer contributions are fully vested and non-forfeitable and are subject to losses on trust asset investments.

Individual accounts are maintained for each participant and include the participant's contributions, a share of the Company's contributions, gains and losses on investment activities and a share of the Plan's administrative expenses. Participants who receive a distribution during any quarter of the plan year do not share in the current quarter's gains and losses on investment activities and administrative expenses. Payments are generally made at the beginning of the quarter.

DISTRIBUTIONS TO PARTICIPANTS

Amounts credited to an individual participant's account are distributed at termination of employment, generally as a lump sum or in installments. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $3,500. However, the Plan stipulates that distributions must commence no later than April 1 of the calendar year in which the participant reaches the age of 70 1/2 or the year the participant separates from service, if later. In certain hardship situations, as described in the Plan, participants may withdraw part of their account balances while actively employed.

REFUNDS TO PARTICIPANTS

During 1994, the Plan did not meet the Average Deferral Percentage and Average Contribution Percentage tests and therefore refunded the excess to the participants in 1995.

PARTICIPANT LOANS

The Plan allows the participants to borrow against their account balances, subject to limitations. Only one outstanding loan per participant is allowed.

INVESTMENTS

At December 31, 1995, the following trust funds contained investments that were greater than 5 percent of the total net assets available for plan benefits.

                                                                            MARKET
                                                                        -------------
          AIM Constellation Fund                                        $   4,069,436
          EuroPacific Growth Fund                                           4,289,883
          Fidelity Advisor Growth Opportunities Fund                        5,270,532
          Phoenix Income and Growth Fund                                    3,127,742
          The Bond Fund of America                                          2,428,962
          Smith Barney Corporate Trust Company
              EBDA Money Market Fund                                        1,990,908

Participants may allocate their contributions among the following investment funds.

    1. AIM CONSTELLATION FUND - The AIM Constellation Fund is managed by the AIM Family of Funds Group. This Class A fund seeks capital appreciation by investing in common stocks, emphasizing small- to medium-size emerging growth companies. Since the fund trades for the short term, portfolio turnover usually exceeds 100 percent. The fund may also sell short, use put and call options and borrow money to purchase securities. Investors in this fund would be considered aggressive and can expect a high degree of fluctuation both in principal and rate of return.

    2. EUROPACIFIC GROWTH FUND - The EuroPacific Growth Fund is managed by the American Funds Group. It seeks long-term growth of capital and normally invests at least 65 percent of its assets in equity securities of issuers domiciled in Europe or the Pacific Basin. There is no limit as to the percentage of assets the fund may invest in companies and governments of either developing or developed countries. A portion of the fund's assets may be invested in countries that are considered to be developing and have emerging securities markets.

    3. FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND - The Fidelity Advisor Growth Opportunities Fund is managed by the Fidelity Advisor Funds. The fund seeks capital growth by investing primarily in common stocks and securities convertible into common stocks. At least 65 percent of the portfolio are invested in securities of companies with long-term growth potential. The fund may invest in all types of securities, including foreign, debt securities, warrants, rights and options.

    4 PHOENIX INCOME AND GROWTH FUND - The Phoenix Income and Growth Fund is managed by Phoenix Funds. The Class A Plan seeks current yield consistent with capital preservation. Capital appreciation is secondary. The fund invests in a variety of income-producing securities which may be domestic or foreign equities, debt securities, options, convertibles or government securities.

    5. THE BOND FUND OF AMERICA - The Bond Fund of America is managed by the American Funds Group. The fund seeks current income, consistent with the preservation of capital. The fund invests in a diversified portfolio consisting primarily of marketable fixed-income debt securities, government obligations and money market instruments. At least 60 percent of the fund's assets are invested in high-grade straight debt securities, government securities or high-grade, short-term investments. The balance of assets may be invested in other debt securities, but any security rated below BBB is subject to special review.

    6. EMPLOYEE BENEFIT DEPOSIT ACCOUNT (EBDA) MONEY MARKET FUND - The Reserve Deposit Account is an FDIC-insured money market account managed by Smith Barney Corporate Trust Company. The returns are competitive with those of other bank money market accounts.

    7. APBI COMMON STOCK FUND - Participants are given the option of allocating a portion of their contributions to APBI common stock.


Market values are determined using the last reported sales price on the last business day of the Plan year. The following schedule shows the unit value for each fund, by quarter, for the period ending December 31, 1995. Amounts reflected are based on market values and reflect all transactions excluding cash and reserve deposit accounts (RDA VI).


                       QUARTER 1         QUARTER 2         QUARTER 3         QUARTER 4
                       ---------         ---------         ---------         ---------
AIM CONSTELLATION
FUND:
  Unit Value         $ 2,381,803.77    $ 3,006,009.67     $ 4,088,583.04    $ 4,069,436.43
  # of units             127,985.157       141,525.879        168,116.079       180,783.493
  Value per unit            $ 18.61           $ 21.24            $ 24.32           $ 22.51

EUROPACIFIC
GROWTH FUND:
  Unit Value           2,678,586.66      3,201,898.56       4,096,010.61      4,289,883.35
  # of units             128,223.392       144,164.726        175,267.891       185,468.368
  Value per unit              20.89             22.21              23.37             23.13

FIDELITY ADVISOR
GROWTH
OPPORTUNITIES
FUND:
  Unit Value           3,110,936.41      3,826,948.42       4,794,251.89      5,270,532.10
  # of units             119,697.435       132,237.333        156,266.359       166,578.132
  Value per unit              25.99             28.94              30.68             31.64

PHOENIX INCOME AND
GROWTH FUND:
  Unit Value           1,948,337.57      2,390,268.64       2,866,367.19      3,127,741.58
  # of units             223,689.732       259,811.809        302,040.800       319,809.977
  Value per unit               8.71              9.20               9.49              9.78

THE BOND FUND OF
AMERICA:
  Unit Value           1,581,158.00      1,830,717.49       2,257,137.87      2,428,962.22
  # of units             121,908.944       135,709.228        166,210.447       174,997.278
  Value per unit              12.97             13.49              13.58             13.88

APBI COMMON STOCK
FUND:
  Unit Value             549,658.25        516,953.63         697,017.00        564,934.50
  # of units             102,262.000       100,869.000        109,336.000        83,694.000
  Value per unit               5.38              5.13               6.38              6.75


In accordance with the Company's policy of stating investments at current market value, net unrealized appreciation and depreciation is reflected in the accompanying statement of changes in net assets available for plan benefits. Earnings from investments are recorded as earned using the accrual method of accounting.

TRUSTEE

In July 1992, the Company entered into a written agreement whereby Smith Barney Corporate Trust Company was designated as plan trustee.

EMPLOYEE CONTRIBUTIONS RECEIVABLE

Employee contributions receivable includes payments which were in transit to the trustee at December 31, 1995 and 1994.

PLAN TERMINATION

While the Company has no present intention of doing so, it has the right to terminate the Plan at any time.

FORM 5500 RECONCILIATION

The following adjustment reconciles the Plan's financial statements to the Form 5500.

                                                                 1995                 1994
                                                             -------------        ------------
   Net assets available for plan benefits                    $ 23,386,902         $ 16,709,267
   Benefits payable accrued on Form 5500                       (5,803,347)          (1,716,254)
                                                             -------------        ------------
   Net assets available for plan benefits per Form 5500      $ 17,583,555         $ 14,933,013
                                                             =============        ============


Benefits payable represent amounts due to participants at December 31 that were paid subsequent to year-end and are accrued for Form 5500 purposes but recorded when paid for financial reporting purposes. The increase in accrued benefits payable is due to the November 1995 sale of the Company's two toxicology laboratories to Huntingdon International Holdings plc. Total accrued benefits payable to former toxicology participants was in excess of $3.2 million.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to conform to current year presentation.

2.  REPORTABLE TRANSACTIONS:

The items listed in the schedule of reportable transactions represent all transactions or series of transactions which individually or in the aggregate are in excess of 5 percent of the market value of the Plan's assets at the beginning of the plan year and are reportable under Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

3.  TAX STATUS:

The trust established under the Plan to hold the Plan's assets is designed to qualify as tax-exempt under the Internal Revenue Code, and accordingly, the trust's investment income is exempt from income taxes. The Plan was restated effective January 1, 1993, to comply with final regulations of the Tax Reform Act of 1986. The Plan has obtained a favorable tax determination letter dated September 11, 1995, from the IRS. The Plan's sponsor believes that the Plan continues to qualify and to operate as designed.

4.  RELATED-PARTY TRANSACTIONS:

The Company may, at its discretion, pay administrative expenses of the Plan. Any administrative expenses not paid by the Company will be paid from the Plan's assets. During 1995 and 1994, the Company paid the accounting and legal expenses of the Plan.

5.  USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

6.  SUBSEQUENT EVENTS:

On June 21, 1996, APBI and Pharmaceutical Product Development, Inc. ("PPD") announced that the two companies will merge in a pooling of interests transaction. The combined enterprise will retain the PPD name. The effect of the merger on the Plan has not yet been determined.

                                                                      SCHEDULE I


                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1995

IDENTITY OF ISSUER, BORROWER,          MATURITY DATE, RATE OF INTEREST,                        CURRENT
   LESSOR OR SIMILAR PARTY             COLLATERAL, PAR OR MATURITY VALUE          COST          VALUE
- -----------------------------          ---------------------------------     ------------   -------------
  AIM Constellation Fund                      Mutual fund                    $  3,332,506   $   4,069,436
                                                                             ------------   -------------
  EuroPacific Growth Fund                     Mutual fund                       4,007,803       4,289,883
                                                                             ------------   -------------
  Fidelity Advisor Growth Opportunities Fund
    Smith Barney Corporate Trust Company
      Reserve Deposit Account (RDA VI)      Money market fund                      38,352          38,352
    Fidelity Advisor Growth Opportunities
      Fund                                    Mutual fund                       4,309,387       5,270,532
                                                                             ------------   -------------
        Total  Fidelity Advisor Growth Opportunities Fund                       4,347,739       5,308,884
                                                                             ------------   -------------
  Phoenix Income and Growth Fund              Mutual fund                       2,760,670       3,127,742
                                                                             ------------   -------------
  The Bond Fund of America
    Smith Barney Corporate Trust Company
      Reserve Deposit Account (RDA VI)      Money market fund                      35,007          35,007
    The Bond Fund of America                  Mutual fund                       2,262,902       2,428,962
                                                                             ------------   -------------
        Total Bond Fund of America                                              2,297,909       2,463,969
                                                                             ------------   -------------
EBDA Money Market Fund
    Smith Barney Corporate Trust Company
      Employee Benefit Deposit Account
      (EBDA)                                Money market fund                   1,990,908       1,990,908
                                                                             ------------   -------------

APBI  Common Stock Fund
    Smith Barney Corporate Trust Company
      Reserve Deposit Account (RDA VI)      Money market fund                      11,767          11,767
    Applied Bioscience International Inc.   Common Stock                          348,014         564,935
                                                                             ------------   -------------
          Total APBI Common Stock Fund                                            359,781         576,702
                                                                             ------------   -------------

Participant Loans                    Participant loans with interest rates
                                     from 6.5% to 12.25%                          772,477         772,477
                                                                             ------------   -------------

          TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                          $ 19,869,793   $  22,600,001
                                                                             ============   =============


        The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II


                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                         UNPAID
              ORIGINAL                                  PRINCIPAL
IDENTITY OF   AMOUNT OF      AMOUNT RECEIVED IN 1995     BALANCE
OBLIGOR         LOAN           PRINCIPAL INTEREST      AT 12/31/95
- -------------------------------------------------------------------
Aleman,       $1,500.00           $0.00     $0.00           $0.00
  Julie






Bazmore,       1,500.00          636.11     35.49          255.68
  Karen






Bilawsky,     13,141.68          248.46    208.86            0.00
  Glenn






                                                                       AMOUNT OVERDUE
IDENTITY OF                                                              AT 12/31/95
OBLIGOR                      DESCRIPTION OF LOAN                 PRINCIPAL          INTEREST
- --------------------------------------------------------------------------------------------
Aleman,          401(k) loan.                                        $0.00           $0.00
  Julie          7% interest rate.
                 Original maturity date on loan is August 31, 1997.
                 Total outstanding balance due upon termination of
                   employment.
                 Trustee has first priority security interest in
                   borrower's 401(k) accounts under the Plan.

Bazmore,         401(k) loan.                                       255.68            8.95
  Karen          7% interest rate.
                 Original maturity date on loan is February 28, 1996.
                 Total outstanding balance due upon termination of
                   employment.
                 Trustee has first priority security interest in
                   borrower's 401(k) accounts under the Plan.

Bilawsky,        401(k) loan.                                         0.00            0.00
  Glenn          7% interest rate.
                 Original maturity date on loan is October 31, 2003.
                 Total outstanding balance due upon termination of
                   employment.
                 Trustee has first priority security interest in
                   borrower's 401(k) accounts under the Plan.

                 The accompanying notes are an integral part of
                                 this schedule.

                                                                     SCHEDULE II
                                                                        (CONT'D)

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                         UNPAID
              ORIGINAL                                  PRINCIPAL
IDENTITY OF   AMOUNT OF      AMOUNT RECEIVED IN 1995     BALANCE
OBLIGOR         LOAN           PRINCIPAL INTEREST      AT 12/31/95
- ---------------------------------------------------------------------
Brown,         1,140.00           68.26      8.21            0.00
  Lori






Bulley,         1075.00            0.00      0.00            0.00
  Vonette






Camacho,       2,500.00        1,001.26     85.89        1,006.33
  Alden







                                                                       AMOUNT OVERDUE
IDENTITY OF                                                              AT 12/31/95
OBLIGOR                      DESCRIPTION OF LOAN                 PRINCIPAL          INTEREST
- --------------------------------------------------------------------------------------------
Brown,           401(k) loan.                                         0.00            0.00
  Lori           7% interest rate.
                 Original maturity date on loan is August 31, 1996.
                 Total outstanding balance due upon termination of
                   employment.
                 Trustee has first priority security interest
                   in borrower's 401(k) accounts under the Plan.

Bulley,          401(k) loan.                                         0.00            0.00
  Vonette        9% interest rate.
                 Original maturity date on loan is April 15, 1996.
                 Total outstanding balance due upon termination of
                   employment.
                 Trustee has first priority security interest in
                   borrower's 401(k) accounts under the Plan.

Camacho,         401(k) loan.                                     1,006.33            8.81
  Alden          7% interest rate.
                 Original maturity date on loan is May 31, 1994.
                 Total outstanding balance due upon termination of
                   employment.
                 Trustee has first priority security interest in
                   borrower's 401(k) accounts under the Plan.



        The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                        (CONT'D)

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                         UNPAID
              ORIGINAL                                  PRINCIPAL
IDENTITY OF   AMOUNT OF      AMOUNT RECEIVED IN 1995     BALANCE
OBLIGOR         LOAN           PRINCIPAL INTEREST      AT 12/31/95
- ---------------------------------------------------------------------
Clemons, II    2,700.00            0.00      0.00            0.00
  Eddie







Coates,        6,900.00            0.00      0.00            0.00
  Dora







                                                                       AMOUNT OVERDUE
IDENTITY OF                                                             AT 12/31/95
OBLIGOR                     DESCRIPTION OF LOAN                 PRINCIPAL          INTEREST
- -------------------------------------------------------------------------------------------
Clemons, II     401(k) loan.                                         0.00            0.00
  Eddie         7% interest rate.
                Original maturity date on loan 1 is December 20,
                  1994. Original maturity date on loan 2 is May
                  31, 1996. Total outstanding balance
                  due upon termination of employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.

Coates,         401(k) loan.                                         0.00            0.00
  Dora          7.5% interest rate.
                Original maturity date on loan  is January 1, 1996.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.



        The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                        (CONT'D)

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                         UNPAID
              ORIGINAL                                  PRINCIPAL
IDENTITY OF   AMOUNT OF      AMOUNT RECEIVED IN 1995     BALANCE
OBLIGOR         LOAN           PRINCIPAL INTEREST      AT 12/31/95
- ---------------------------------------------------------------------
Costley,       5,000.00            0.00      0.00            0.00
  Gary






Crow,          2,280.00          506.69     95.90            0.00
  Deborah






Dierssen,      1,400.00            0.00      0.00            0.00
  Heidi







                                                                       AMOUNT OVERDUE
IDENTITY OF                                                              AT 12/31/95
OBLIGOR                     DESCRIPTION OF LOAN                 PRINCIPAL          INTEREST
- -------------------------------------------------------------------------------------------
Costley,        401(k) loan.                                         0.00            0.00
  Gary          7% interest rate.
                Original maturity date on loan is April 19, 1996.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.

Crow,           401(k) loan.                                         0.00            0.00
  Deborah       7% interest rate.
                Original maturity date on loan is January 31, 1998.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.

Dierssen,       401(k) loan.                                         0.00            0.00
  Heidi         7% interest rate.
                Original maturity date on loan is December 31, 1993.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.



        The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                        (CONT'D)

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                         UNPAID
              ORIGINAL                                  PRINCIPAL
IDENTITY OF   AMOUNT OF      AMOUNT RECEIVED IN 1995     BALANCE
OBLIGOR         LOAN           PRINCIPAL INTEREST      AT 12/31/95
- ---------------------------------------------------------------------
Gonnella,      3,502.00          571.14    156.09        2,246.02
  Michael






Hacker,        2,000.00          596.04     31.32          487.06
  Larry






Hillman,       1,000.00          125.46      7.50            0.00
  Rosanne







                                                                       AMOUNT OVERDUE
IDENTITY OF                                                              AT 12/31/95
OBLIGOR                      DESCRIPTION OF LOAN                 PRINCIPAL          INTEREST
- --------------------------------------------------------------------------------------------
Gonnella,        401(k) loan.                                     2,246.02           19.65
  Michael        7% interest rate.
                 Original maturity date on loan is October 31, 1998.
                 Total outstanding balance due upon termination of
                   employment.
                 Trustee has first priority security interest in
                   borrower's 401(k) accounts under the Plan.

Hacker,          401(k) loan.                                       487.06           12.79
  Larry          7% interest rate.
                 Original maturity date on loan is January 12, 1996.
                 Total outstanding balance due upon termination of
                   employment.
                 Trustee has first priority security interest in
                   borrower's 401(k) accounts under the Plan.

Hillman,         401(k) loan.                                         0.00            0.00
  Rosanne        7% interest rate.
                 Original maturity date on loan is January 31, 1996.
                 Total outstanding balance due upon termination of
                   employment.
                 Trustee has first priority security interest in
                   borrower's 401(k) accounts under the Plan.



        The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                        (CONT'D)

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                         UNPAID
              ORIGINAL                                  PRINCIPAL
IDENTITY OF   AMOUNT OF      AMOUNT RECEIVED IN 1995     BALANCE
OBLIGOR         LOAN           PRINCIPAL INTEREST      AT 12/31/95
- ---------------------------------------------------------------------
Jackson,       1,000.00            0.00      0.00            0.00
  Javis






Kelly,         4,213.00          488.12    254.10        3,724.88
  Susanne






Kennedy,         947.00            0.00      0.00            0.00
  David







                                                                       AMOUNT OVERDUE
IDENTITY OF                                                              AT 12/31/95
OBLIGOR                      DESCRIPTION OF LOAN                 PRINCIPAL          INTEREST
- --------------------------------------------------------------------------------------------
Jackson,         401(k) loan.                                         0.00            0.00
  Javis          7% interest rate.
                 Original maturity date on loan is March 31, 1997.
                 Total outstanding balance due upon termination of
                   employment.
                 Trustee has first priority security interest in
                   borrower's 401(k) accounts under the Plan.

Kelly,           401(k) loan.                                     3,724.88           41.90
  Susanne        7% interest rate.
                 Original maturity date on loan is March 15, 2000.
                 Total outstanding balance due upon termination of
                   employment.
                 Trustee has first priority security interest in
                   borrower's 401(k) accounts under the Plan.

Kennedy,         401(k) loan.                                         0.00            0.00
  David          7% interest rate.
                 Original maturity date on loan is December 15, 1994.
                 Total outstanding balance due upon termination of
                   employment.
                 Trustee has first priority security interest
                   borrower's 401(k) accounts under the Plan.



        The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                        (CONT'D)

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                         UNPAID
              ORIGINAL                                  PRINCIPAL
IDENTITY OF   AMOUNT OF      AMOUNT RECEIVED IN 1995     BALANCE
OBLIGOR         LOAN           PRINCIPAL INTEREST      AT 12/31/95
- ---------------------------------------------------------------------
Little,        1,850.00          242.84     66.84        1,506.09
  Kimberly






Londono,       2,400.00            0.00      0.00            0.00
  Rodrigo








Mair,          3,000.00            0.00      0.00        3,000.00
  Donald







                                                                      AMOUNT OVERDUE
IDENTITY OF                                                             AT 12/31/95
OBLIGOR                     DESCRIPTION OF LOAN                 PRINCIPAL          INTEREST
- -------------------------------------------------------------------------------------------
Little,         401(k) loan.                                     1,506.09           21.96
  Kimberly      7% interest rate.
                Original maturity date on loan is October 15, 1998.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest
                  borrower's 401(k) accounts under the Plan.

Londono,        401(k) loan.                                         0.00            0.00
  Rodrigo       7% interest rate.
                Original maturity date on loan 1 is September
                  30, 1994. Original maturity date on loan 2
                  is October 15, 1996.
                Total outstanding balances due upon termination
                  of employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.

Mair,           401(k) loan.                                     3,000.00           33.25
  Donald        8.5% interest rate.
                Original maturity date on loan is November 30, 1996.
                Total outstanding balances due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.



        The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                        (CONT'D)

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                         UNPAID
              ORIGINAL                                  PRINCIPAL
IDENTITY OF   AMOUNT OF      AMOUNT RECEIVED IN 1995     BALANCE
OBLIGOR         LOAN           PRINCIPAL INTEREST      AT 12/31/95
- ---------------------------------------------------------------------
Mazzucco,      1,030.00           25.02      7.68            0.00
  Paul






Morris,        3,408.00          463.15    131.95            0.00
  Kevin






Nelson,        2,270.00           65.09     24.71            0.00
  Michael







                                                                     AMOUNT OVERDUE
IDENTITY OF                                                            AT 12/31/95
OBLIGOR                    DESCRIPTION OF LOAN                 PRINCIPAL          INTEREST
- ------------------------------------------------------------------------------------------
Mazzucco,      401(k) loan.                                         0.00            0.00
  Paul         9% interest rate.
               Original maturity date on loan is May 31, 1995.
               Total outstanding balances due upon termination of
                 employment.
               Trustee has first priority security interest in
                 borrower's 401(k) accounts under the Plan.

Morris,        401(k) loan.                                         0.00            0.00
  Kevin        9% interest rate.
               Original maturity date on loan is February 28, 1998.
               Total outstanding balances due upon termination of
                 employment.
               Trustee has first priority security interest in
                 borrower's 401(k) accounts under the Plan.

Nelson,        401(k) loan.                                         0.00            0.00
  Michael      7% interest rate.
               Original maturity date on loan is August 31, 1999.
               Total outstanding balances due upon termination of
                 employment.
               Trustee has first priority security interest in
                 borrower's 401(k) accounts under the Plan.



        The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                        (CONT'D)

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                         UNPAID
              ORIGINAL                                  PRINCIPAL
IDENTITY OF   AMOUNT OF      AMOUNT RECEIVED IN 1995     BALANCE
OBLIGOR         LOAN           PRINCIPAL INTEREST      AT 12/31/95
- ---------------------------------------------------------------------
Newton,        7,500.00          933.53    372.95        6,566.47
  Paul






Nott,          2,126.00           28.17     15.89            0.00
  William






Nugent,        3,500.00            0.00      0.00            0.00
  Justin







                                                                      AMOUNT OVERDUE
IDENTITY OF                                                             AT 12/31/95
OBLIGOR                     DESCRIPTION OF LOAN                 PRINCIPAL          INTEREST
- -------------------------------------------------------------------------------------------
Newton,         401(k) loan.                                     6,566.47           73.87
  Paul          9% interest rate.
                Original maturity date on loan is March 31, 1999.
                Total outstanding balances due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.

Nott,           401(k) loan.                                         0.00            0.00
  William       9% interest rate.
                Original maturity date on loan is March 15, 2000.
                Total outstanding balances due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.

Nugent,         401(k) loan.                                         0.00            0.00
  Justin        7% interest rate.
                Original maturity date on loan is July 21, 1994.
                Total outstanding balances due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.



        The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                        (CONT'D)

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                         UNPAID
              ORIGINAL                                  PRINCIPAL
IDENTITY OF   AMOUNT OF      AMOUNT RECEIVED IN 1995     BALANCE
OBLIGOR         LOAN           PRINCIPAL INTEREST      AT 12/31/95
- ---------------------------------------------------------------------
Oxford,        1,000.00          160.65     13.71          839.35
  Celina






Ransom,        1,500.00            0.00      0.00            0.00
  Christine






Perry,         1,640.00           58.53     22.57            0.00
  Robert







                                                                       AMOUNT OVERDUE
IDENTITY OF                                                             AT 12/31/95
OBLIGOR                     DESCRIPTION OF LOAN                 PRINCIPAL          INTEREST
- -------------------------------------------------------------------------------------------
Oxford,         401(k) loan.                                       839.35            6.12
  Celina        8.5% interest rate.
                Original maturity date on loan is October 15, 1996.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.

Ransom,         401(k) loan.                                         0.00            0.00
  Christine     7% interest rate.
                Original maturity date on loan is March 24, 1995.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.

Perry,          401(k) loan.                                         0.00            0.00
  Robert        7% interest rate.
                Original maturity date on loan is September 30, 1999.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.



        The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                        (CONT'D)

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                         UNPAID
              ORIGINAL                                  PRINCIPAL
IDENTITY OF   AMOUNT OF      AMOUNT RECEIVED IN 1995     BALANCE
OBLIGOR         LOAN           PRINCIPAL INTEREST      AT 12/31/95
- ---------------------------------------------------------------------
Rannefeld,     1,685.00          144.64     42.61            0.00
James






Roy, Jr.,      3,470.00            0.00      0.00        3,372.82
  James






Sheffield,     2,590.00          151.20     53.96            0.00
  Thomas







                                                                      AMOUNT OVERDUE
IDENTITY OF                                                             AT 12/31/95
OBLIGOR                     DESCRIPTION OF LOAN                 PRINCIPAL          INTEREST
- -------------------------------------------------------------------------------------------
Rannefeld,      401(k) loan.                                         0.00            0.00
James           9% interest rate.
                Original maturity date on loan is March 31, 1998.
                Total outstanding balances due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.

Roy, Jr.,       401(k) loan.                                     3,372.82          236.10
  James         7% interest rate.
                Original maturity date on loan is September 15, 1999.
                Total outstanding balances due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.

Sheffield,      401(k) loan.                                         0.00            0.00
  Thomas        7% interest rate.
                Original maturity date on loan is June 30, 1999.
                Total outstanding balances due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.



        The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                        (CONT'D)

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                         UNPAID
              ORIGINAL                                  PRINCIPAL
IDENTITY OF   AMOUNT OF      AMOUNT RECEIVED IN 1995     BALANCE
OBLIGOR         LOAN           PRINCIPAL INTEREST      AT 12/31/95
- ---------------------------------------------------------------------
Shinn,         1,200.00            0.00      0.00            0.00
  Noel






Stein,         1,000.00            0.00      0.00            0.00
  Tamara






Sybersma,      1,520.00          616.74     46.66            0.00
  Gregory







                                                                      AMOUNT OVERDUE
IDENTITY OF                                                             AT 12/31/95
OBLIGOR                     DESCRIPTION OF LOAN                 PRINCIPAL          INTEREST
- -------------------------------------------------------------------------------------------
Shinn,          401(k) loan.                                         0.00            0.00
  Noel          7% interest rate.
                Original maturity date on loan is July 15, 1996.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.

Stein,          401(k) loan.                                         0.00            0.00
  Tamara        7% interest rate.
                Original maturity date on loan is August 31, 1993.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.

Sybersma,       401(k) loan.                                         0.00            0.00
  Gregory       9% interest rate.
                Original maturity date on loan is April 15, 1996.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.



        The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                        (CONT'D)

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                         UNPAID
              ORIGINAL                                  PRINCIPAL
IDENTITY OF   AMOUNT OF      AMOUNT RECEIVED IN 1995     BALANCE
OBLIGOR         LOAN           PRINCIPAL INTEREST      AT 12/31/95
- ---------------------------------------------------------------------
Tate,          3,720.00          481.48    180.74            0.00
  William






Vajda,         4,000.00            0.00      0.00        3,009.20
  Ivan






Wagner,        4,240.00            0.00      0.00            0.00
  Albert







                                                                       AMOUNT OVERDUE
IDENTITY OF                                                              AT 12/31/95
OBLIGOR                     DESCRIPTION OF LOAN                 PRINCIPAL          INTEREST
- -------------------------------------------------------------------------------------------
Tate,           401(k) loan.                                         0.00            0.00
  William       7% interest rate.
                Original maturity date on loan is November 30, 1999.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.

Vajda,          401(k) loan.                                     3,009.20          210.64
  Ivan          7% interest rate.
                Original maturity date on loan is June 28, 1996.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.

Wagner,         401(k) loan.                                         0.00            0.00
  Albert        7% interest rate.
                Original maturity date on loan is April 15, 1997.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.



        The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                        (CONT'D)

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                         UNPAID
              ORIGINAL                                  PRINCIPAL
IDENTITY OF   AMOUNT OF      AMOUNT RECEIVED IN 1995     BALANCE
OBLIGOR         LOAN           PRINCIPAL INTEREST      AT 12/31/95
- ---------------------------------------------------------------------
Vincifora,     1,000.00          167.60      5.20            0.00
  Carmel






Vogt,         10,725.00          575.20    315.32       10,149.80
  James






Ward,          4,000.00          642.68     56.00        3,357.32
  Jerry A.







                                                                      AMOUNT OVERDUE
IDENTITY OF                                                             AT 12/31/95
OBLIGOR                     DESCRIPTION OF LOAN                 PRINCIPAL          INTEREST
- -------------------------------------------------------------------------------------------
Vincifora,      401(k) loan.                                         0.00            0.00
  Carmel        7% interest rate.
                Original maturity date on loan is July 15, 1995.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.

Vogt,           401(k) loan.                                    10,149.80          114.19
  James         9% interest rate.
                Original maturity date on loan is July 31, 1999.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.

Ward,           401(k) loan.                                     3,357.32           48.96
  Jerry A.      8.5% interest rate.
                Original maturity date on loan is September 30, 1996.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.



        The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                        (CONT'D)

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                         UNPAID
              ORIGINAL                                  PRINCIPAL
IDENTITY OF   AMOUNT OF      AMOUNT RECEIVED IN 1995     BALANCE
OBLIGOR         LOAN           PRINCIPAL INTEREST      AT 12/31/95
- ---------------------------------------------------------------------
Wilson,        2,341.00          639.87    107.45        1,701.13
  Denise






                                                                      AMOUNT OVERDUE
IDENTITY OF                                                             AT 12/31/95
OBLIGOR                     DESCRIPTION OF LOAN                 PRINCIPAL          INTEREST
- -------------------------------------------------------------------------------------------
Wilson,         401(k) loan.                                     1,701.13           44.65
  Denise        9% interest rate.
                Original maturity date on loan is March 15, 1997.
                Total outstanding balance due upon termination of
                  employment.
                Trustee has first priority security interest in
                  borrower's 401(k) accounts under the Plan.


        The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III


                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                DESCRIPTION OF ASSET             PURCHASES
           IDENTITY OF                         (INCLUDE INTEREST RATE    --------------------------
         PARTY INVOLVED                             AND MATURITY)           PRICE          NUMBER
- ---------------------------------------------   ------------------       ------------     ---------
AGGREGATED TRANSACTIONS:
   Smith Barney Corporate Trust Co.             Money Market Fund         $ 10,642,807        341
      Reserve Deposit Account (RDA VI)
   Smith Barney Corporate Trust Co
      Employee Benefit Deposit Account (EBDA)
      Money Market Fund                         Money Market Fund            3,052,748         45
   AIM Constellation Fund                       Mutual Fund                  3,349,151          7
   The Bond Fund of America                     Mutual Fund                  2,280,984         18
   EuroPacific Growth Fund                      Mutual Fund                  4,068,272         10
   Fidelity Advisor Growth
      Opportunities Fund                        Mutual Fund                  4,340,033          9
   Phoenix Income and Growth Fund               Mutual Fund                  2,766,381         11

SINGLE TRANSACTIONS:

   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                Money Market Fund            2,926,373          1
   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                Money Market Fund
   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                Money Market Fund
   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                Money Market Fund
   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                Money Market Fund
   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                Money Market Fund
   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                Money Market Fund
   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                Money Market Fund
   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                Money Market Fund
                                                                                 SALES
                                                  -------------------------------------------------------------------
                                                                                          CURRENT VALUE OF
                                                                                              ASSET ON
           IDENTITY OF                                                        COST OF       TRANSACTION      NET GAIN
         PARTY INVOLVED                                PRICE     NUMBER     ASSETS SOLD         DATE          (LOSS)
- -----------------------------                     ------------  ---------   -----------   ----------------   --------
AGGREGATED TRANSACTIONS:
   Smith Barney Corporate Trust Co.               $ 24,701,760        287    $ 24,701,760   $ 24,701,760           --
      Reserve Deposit Account (RDA VI)
   Smith Barney Corporate Trust Co
      Employee Benefit Deposit Account (EBDA)
      Money Market Fund                              1,061,840         40       1,061,840      1,061,840           --
   AIM Constellation Fund
   The Bond Fund of America
   EuroPacific Growth Fund
   Fidelity Advisor Growth
      Opportunities Fund
   Phoenix Income and Growth Fund

SINGLE TRANSACTIONS:

   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                     2,168,014          1       2,168,014      2,168,014           --
   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                     2,296,428          1       2,296,428      2,296,428           --
   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                     1,735,566          1       1,735,566      1,735,566           --
   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                     2,920,009          1       2,920,009      2,920,009           --
   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                     2,264,104          1       2,264,104      2,264,104           --
   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                     1,845,008          1       1,845,008      1,845,008           --
   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                     1,266,489          1       1,266,489      1,266,489           --
   Smith Barney Corporate Trust Co.
      Reserve Deposit Account (RDA VI)
                                                     1,520,010          1       1,520,010      1,520,010           --

        The accompanying notes are an integral part of this schedule.

                                                           SCHEDULE III
                                                             (CONT'D)

                     APPLIED BIOSCIENCE INTERNATIONAL INC.
                          U.S. RETIREMENT SAVINGS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                DESCRIPTION OF ASSET             PURCHASES
           IDENTITY OF                         (INCLUDE INTEREST RATE    --------------------------
         PARTY INVOLVED                             AND MATURITY)           PRICE          NUMBER
- ---------------------------------------------   ------------------       ------------     ---------
SINGLE TRANSACTIONS CONT'D:

   Smith Barney Corporate Trust Co
      Employee Benefit Deposit Account (EBDA)
      Money Market Fund                         Money Market Fund           2,319,083          1
   AIM Constellation Fund                       Mutual Fund                 2,168,014          1
   The Bond Fund of America                     Mutual Fund                 1,520,010          1
   EuroPacific Growth Fund                      Mutual Fund                 2,700,019          1
   Fidelity Advisor Growth
      Opportunities Fund                        Mutual Fund                 2,920,009          1
   Phoenix Income and Growth Fund               Mutual Fund                 1,845,008          1

                                                                                 SALES
                                                  -------------------------------------------------------------------
                                                                                          CURRENT VALUE OF
                                                                                              ASSET ON
           IDENTITY OF                                                        COST OF       TRANSACTION      NET GAIN
         PARTY INVOLVED                                PRICE     NUMBER     ASSETS SOLD         DATE          (LOSS)
- -----------------------------                     ------------  ---------   -----------   ----------------   --------
SINGLE TRANSACTIONS CONT'D:

   Smith Barney Corporate Trust Co
      Employee Benefit Deposit Account (EBDA)
      Money Market Fund
   AIM Constellation Fund
   The Bond Fund of America
   EuroPacific Growth Fund
   Fidelity Advisor Growth
      Opportunities Fund
   Phoenix Income and Growth Fund



        The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

    APPLIED BIOSCIENCE INTERNATIONAL INC. U.S. RETIREMENT SAVINGS PLAN

    Date     June 28, 1996                     By   /s/ Carol P. Hanna
        -------------------------                 ------------------------
                                                       Controller
                                               (Chief Accounting Officer)

                              INDEX TO EXHIBITS


                                                                     Sequential
 Exhibit Description                                                Page Number
 -------------------                                                -----------
 Consent of Arthur Andersen LLP